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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No.             )*
                                         ------------

                         barnesandnoble.com inc. (bnbn)
            ---------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   067846 10 5
            ---------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 1999 (1)
            ---------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (10-02)

CUSIP No. 067846 10 5

--------------------------------------------------------------------------------

1. Names of Reporting Persons           Bertelsmann AG
                             ---------------------------------------------------
   I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2. Check the appropriate Box if a Member of a Group (See Instructions)

         (a)
             -------------------------------------------------------------------

         (b)   X (3)
             -------------------------------------------------------------------

--------------------------------------------------------------------------------

3.       SEC Use Only
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization            Germany
                                              ----------------------------------

Number of                  5. Sole Voting Power           57,500,000 (2)(4)
Shares Bene-                                    --------------------------------
ficially by
Owned by                   6. Shared Voting Power              None
Each Reporting                                    ------------------------------
Person With:
                           7. Sole Dispositive Power      57,500,001 (2)(4)
                                                     ---------------------------

                           8. Shared Dispositive Power         None
                                                       -------------------------

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

  57,500,001 (2)(4)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)            39.8%
                                                      --------------------------

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instruction)                   CO
                                               ---------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 067846 10 5


--------------------------------------------------------------------------------

1. Names of Reporting Persons               BOL.US Online, Inc.
                              --------------------------------------------------
   I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2. Check the appropriate Box if a Member of a Group (See Instructions)

         (a)
             -------------------------------------------------------------------

         (b)   X (3)
             -------------------------------------------------------------------

--------------------------------------------------------------------------------

3.       SEC Use Only
                      ----------------------------------------------------------

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization            Delaware
                                              ----------------------------------

Number of                  5. Sole Voting Power          57,500,001 (2)(5)
Shares Bene-                                     -------------------------------
ficially by
Owned by Each              6. Shared Voting Power        None
Reporting                                         ------------------------------
Person With:
                           7. Sole Dispositive Power     57,500,001 (2)(5)
                                                     ---------------------------

                           8. Shared Dispositive Power   None
                                                       -------------------------

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   57,500,001 (2)(5)

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)              39.8%
                                                      --------------------------

--------------------------------------------------------------------------------


12. Type of Reporting Person (See Instruction)                     CO
                                               ---------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)          The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9),     Aggregate Amount Beneficially Owned By Each Reporting Person,
(11) Etc. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)         Check if the aggregate amount reported as beneficially owned in row
             (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown (see item 3 of Schedule 13G) and place the appropriate symbol on the form:

                          Category                            Symbol

                    Broker Dealer                               BD
                    Bank                                        BK
                    Insurance Company                           IC
                    Investment Company                          IV
                    Investment Adviser                          IA
                    Employee Benefit Plan, Pension Fund,
                        or Endowment Fund                       EP
                    Parent Holding Company/Control Person       HC
                    Savings Association                         SA
                    Church Plan                                 CP
                    Corporation                                 CO
                    Partnership                                 PN
                    Individual                                  IN
                    Other                                       OO

Notes:

             Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

             Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

             Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarify and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

             Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

             Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

             Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

             Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under Section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

--------------------------------------------------------------------------------


ITEM 1.
    (a)  Name of Issuer                          barnesandnoble.com inc.
    (b)  Address of Issuer's Principal           76 Ninth Avenue
         Executive Offices                       New York, NY 10011

ITEM 2.
I.  (a)  Name of Person Filing                   Bertelsmann AG (1)
    (b)  Address of Principal Business Office    Carl-Bertelsmann-Strasse 270
         or, if none, Residence                  33311 Gutersloh, Germany
    (c)  Citizenship                             German
    (d)  Title of Class of Securities            Class A Common Stock
    (e)  CUSIP Number                            067846 10 5

II. (a)  Name of Person Filing                   BOL.US Online, Inc. (1)
    (b)  Address of Principal Business Office    1540 Broadway
         or, if none, Residence                  New York, NY 10036
    (c)  Citizenship                             Delaware
    (d)  Title of Class of Securities            Class A Common Stock
    (e)  CUSIP Number                            067846 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR RULE 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

             (a)  [ ]      Broker or dealer registered under Section 15 of the
                           Act (15 U.S.C. 78o);
             (b)  [ ]      Bank as defined in Section 3(a)(6) of the Act
                           (15 U.S.C. 78c);
             (c)  [ ]      Insurance company as defined in Section 3(a)(19) of
                           the Act (15 U.S.C. 78c);
             (d)  [ ]      Investment company registered under Section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8);
             (e)  [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);
             (f)  [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);
             (g)  [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);
             (h)  [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);
             (i)  [ ]      A church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3);
             (j)  [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             Not applicable.

ITEM 4.      OWNERSHIP

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.  (a) Amount beneficially owned:         57,500,001 (2)(4)
    (b) Percent of class:                  39.8%
    (c) Number of Shares as to which the person has:
        (i)   Sole power to vote or to direct the vote:        57,500,001 (2)(4)
        (ii)  Shared power to vote or to direct the vote:        None
        (iii) Sole power to dispose or to direct the
              disposition of:                                  57,500,001 (2)(4)
        (iv)  Shared power to dispose or to direct the
              disposition of:                                    None

II. (a) Amount beneficially owned:         57,500,001 (2)(5)
    (b) Percent of class:                  39.8%
    (c) Number of Shares as to which the person has:
        (i)   Sole power to vote or to direct the vote:        57,500,001 (2)(5)
        (ii)  Shared power to vote or to direct the vote:        None
        (iii) Sole power to dispose or to direct the
              disposition of:                                  57,500,001 (2)(5)
        (iv)  Shared power to dispose or to direct the
              disposition of:                                    None

Instruction: For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered hereby.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             For the identity of the subsidiary, see Exhibit A.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             For the identity of each member of the group, see Exhibit A.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10.     CERTIFICATION

             Not applicable.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             April 13, 2000                      April 13, 2000


             BERTELSMANN AG                      BOL.US ONLINE, INC.

             By      /s/ Ulrich Koch             By       /s/ Robert Sorrentino
               -------------------------           -----------------------------
             Name:       Ulrich Koch             Name:        Robert Sorrentino
             Title:      General Counsel         Title:       President


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the securities of the Issuer and further agree that this Agreement be included with or as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each other's behalf any and all amendments to such statement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement on April 13, 2000.

             BERTELSMANN AG                        BOL.US ONLINE, INC.

             By      /s/ Ulrich Koch               By     /s/ Robert Sorrentino
                ------------------------             ---------------------------
             Name:       Ulrich Koch               Name:      Robert Sorrentino
             Title:      General Counsel           Title:     President



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).